From:	Pangas, Harry S.

Sent:	Thursday, June 07, 2012 5:20 PM

To:	‘Minore, Dominic’

Cc:	Sayler, Bradford

Subject:	Fifth Street Finance Corp. - Second Response to SEC Comments

Hey Dominic,

Attached please find a clean and marked copy of a letter responding to comments you issued on Fifth Street Finance Corp.’s Form
N-2 registration statement. The marked copy of the letter highlights the changes we made to the last draft of the letter that you reviewed. We have also attached marked pages from Fifth Street Finance Corp.’s Form N-2 registration statement that highlight the changes made thereto in response to your additional comments.

We will reach out to you sometime next week. Have a nice weekend.

Thanks,

Harry

Harry Pangas | Partner | 202.383.0805